EXHIBIT 99.1

Northern Dynasty Makes Annual Filings

VANCOUVER, BC / ACCESSWIRE / April 19, 2024 /Northern Dynasty Minerals Ltd. (TSX:NDM)(NYSE American:NAK) ("Northern Dynasty" or the "Company") announces that it has filed its audited Financial Statements, Management Discussion and Analysis, Annual Information Form and Annual Report on Form 40F for the year ending December 31, 2023. The Company also advises that, consistent with previous years, its audited consolidated financial statements for the fiscal year ended December 31, 2023 included in the Company's Annual Report on Form 40F, contained an audit report from its independent registered public accounting firm with a going concern emphasis of matter. Release of this information is required by Section 610(b) of the NYSE American Company Guide. It does not represent any change or amendment to any of the Company's filings for the fiscal year ended December 31, 2023.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedarplus.com and US public filings at www.sec.gov.

Mark Peters

Chief Financial Officer

SOURCE:Northern Dynasty Minerals Ltd.